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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                             BARNEYS NEW YORK, INC.
                             ----------------------
                                (Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE                        890333-10-7
---------------------------------------                        -----------
  (Title of Class of Securities)                              (CUSIP Number)


                              TED S. WAKSMAN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
(Name, Address and telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 AUGUST 18, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                  Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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21645.0001

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 2
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 ALLEN I. QUESTROM
                          S.S. OR I.R.S. IDENTIFICATION NO.                        NOT APPLICABLE
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                      0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                    0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                                 0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                               0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                          0
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IN
----------------------    -------------------------------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 1 ("Amendment No. 1") amends the statement on
Schedule 13D (the "Schedule 13D) filed on March 27, 2000, by Allen I. Questrom (the "Reporting Person" or "Mr. Questrom"), for and on behalf of himself. with respect to his ownership of common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D.


Item 4.         Purpose of Transaction.
                ----------------------

           Mr. Questrom resigned as President and Chief Executive Officer of the Company effective September 15, 2000. As a result of his resignation, and pursuant to the terms and the termination of his employment agreement effective as of May 5, 1999 and dated February 1, 2000 between the Company and Mr. Questrom (the "Employment Agreement"), all options granted to Mr. Questrom under the Employment Agreement have been forfeited.

           Consequently, the stockholders agreement dated as of February 1, 2000, among Bay Harbour Management L.C. ("Bay Harbour"), Whippoorwill Associates, Inc. ("Whippoorwill") and Mr. Questrom, pursuant to which, among other things, Mr. Questrom agreed to vote half of his shares as directed by Bay Harbour and half as directed by Whippoorwill, is of no further effect with respect to Mr. Questrom or his shares.

           The Reporting Person continues to be the Chairman of the Board of Directors of the Company and, accordingly, continues to be in a position to influence the operations and activities of the Company.

           Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                  (a) As of August 18, 2000, the Reporting Person beneficially owned no shares of Common Stock.

                  (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this statement on
                           Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) Except for the transaction described in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

             (d), (e):     Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                -------------------------------------------------------------

           In connection with Mr. Questrom's forfeiture of options resulting from the termination of his Employment Agreement, the Registration Rights Agreement between Mr. Questrom and the Company dated as of February 1, 2000 has also been terminated.

           In addition, the response to Item 4 hereof is incorporated herein by reference.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 31, 2000

                                            /s/  Allen I. Questrom
                                            --------------------------------
                                            Allen I. Questrom





















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